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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☒
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2003

OR

☐
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from            to

Commission file number 0-20421

LIBERTY MEDIA 401(k) SAVINGS PLAN
(Full title of the Plan)

LIBERTY MEDIA CORPORATION
(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard
Englewood, Colorado 80112
(Address of its principal executive office)

REQUIRED INFORMATION

Page No.
Financial Statements:
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Participant Benefits, December 31, 2003 and 2002	2
Statements of Changes in Net Assets Available for Participant Benefits, Years ended December 31, 2003 and 2002	3-4
Notes to Financial Statements, December 31, 2003 and 2002	5-8
Schedule 1—Schedule H, Line 4i—Schedule of Assets (Held at End of Year), December 31, 2003	9
Schedule 2—Schedule H, Line 4a—Schedule of Nonexempt Transactions, Year ended December 31, 2003	10
Schedule 3—Schedule H, Line 4j—Schedule of Reportable Transactions, Year ended December 31, 2003	11
Exhibits—
23—Consent of KPMG LLP

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY MEDIA 401(k) SAVINGS PLAN (Name of Plan)
By:	/s/ ROBERT R. BENNETT Robert R. Bennett Member of Plan Committee

June 8, 2004

Report of Independent Registered Public Accounting Firm

The Plan Committee
Liberty Media 401(k) Savings Plan:

        We have audited the accompanying statements of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan (the Liberty Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for participant benefits for the years then ended. These financial statements are the responsibility of the Liberty Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Liberty Plan as of December 31, 2003 and 2002, and the changes in net assets available for participant benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year, nonexempt transactions, and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Liberty Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
May 17, 2004

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Net Assets Available

for Participant Benefits

December 31, 2003 and 2002

	2003	2002
	amounts in thousands
Contributions Receivable:
Participant	$241	—
Employer	83	—

	324	—
Nonparticipant-directed investments, at fair value:
Liberty Media Stock Fund (notes 1 and 2)	41,982	26,281
Participant-directed investments (notes 1 and 2):
Liberty Media Stock Fund	12,096	9,115
Mutual funds	72,176	54,117

	84,272	63,232

Participant loans (note 2)	2,146	2,057

Net assets available for participant benefits	$128,724	91,570

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available

for Participant Benefits

Year ended December 31, 2003

	Participant Directed Investments	Nonparticipant Directed Investments	Total
	amounts in thousands
Contributions:
Employer	$—	8,674	8,674
Participant	13,939	—	13,939
Rollovers	743	—	743

	14,682	8,674	23,356

Repayments of participant loans	(208)	208	—
Net investment income:
Net appreciation of fair value of investments	11,560	9,327	20,887
Interest and dividend income	1,205	23	1,228

	12,765	9,350	22,115

Total contributions and net investment income	27,239	18,232	45,471
Administrative expenses	(39)	(4)	(43)
Loans to participants	346	(346)	—
Distributions to participants	(6,176)	(2,098)	(8,274)

Increase in net assets available for participant benefits	21,370	15,784	37,154
Net assets available for participant benefits:
Beginning of year	65,289	26,281	91,570

End of year	$86,659	42,065	128,724

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available

for Participant Benefits

Year ended December 31, 2002

	Participant Directed Investments	Nonparticipant Directed Investments	Total
	amounts in thousands
Contributions:
Employer	$—	8,435	8,435
Participant	13,857	—	13,857
Rollovers	1,361	—	1,361

	15,218	8,435	23,653

Repayments of participant loans	(127)	127	—
Net investment income (loss):
Net depreciation of fair value of investments	(14,343)	(11,713)	(26,056)
Interest and dividend income	1,097	245	1,342

	(13,246)	(11,468)	(24,714)

Total contributions and net investment income (loss)	1,845	(2,906)	(1,061)
Administrative expenses	(9)	(4)	(13)
Loans to participants	207	(207)	—
Distributions to participants	(8,664)	(2,736)	(11,400)

Decrease in net assets available for participant benefits	(6,621)	(5,853)	(12,474)
Net assets available for participant benefits:
Beginning of year	71,910	32,134	104,044

End of year	$65,289	26,281	91,570

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)   Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying financial statements of the Liberty Media 401(k) Savings Plan (the "Liberty Plan") have been prepared on the accrual basis and present the net assets available for participant benefits and the changes in those net assets. The sponsor of the Liberty Plan is Liberty Media Corporation ("Liberty").

Trust Fund Managed by Fidelity Management Trust Company ("Trustee")

        Under the terms of a trust agreement between Liberty and the Trustee, the Trustee manages a trust fund on behalf of the Liberty Plan and has been granted authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Liberty Plan in employer securities without regard to any fiduciary requirement to diversify Liberty Plan assets. Additionally, the Liberty Plan is allowed to invest in non-employer securities.

Investments

        Investments are reflected in the accompanying financial statements at fair value. Fair value represents the closing prices for those securities having readily available market quotations, and fair value as determined by the Trustee with respect to other securities. The Liberty Media Stock Fund is a unitized fund that is measured in units rather than shares. The Liberty Media Stock Fund consists mostly of Liberty Series A common stock with an insignificant amount of cash or cash equivalents. The per share fair values used for investments in Liberty Series A common stock at December 31, 2003 and 2002 are $11.89 and $8.94, respectively. The foregoing prices are the closing market prices of Liberty Series A common stock on those dates. Changes in market values after the Liberty Plan's year end are not reflected in the accompanying financial statements.

        Securities and investment transactions are accounted for on the trade date. Distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Income Taxes

        The Internal Revenue Service (the "IRS") has determined and informed Liberty by a letter dated March 1, 2001, that the Liberty Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Once qualified, the Liberty Plan is required to operate in conformity with the IRC to maintain its qualification. The Liberty Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Liberty Plan's qualified status.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ significantly from those estimates.

Plan Expenses

        Any employer contribution amounts forfeited may be used to pay plan expenses except for any fees related to loans, which are paid by participants. Any additional administrative expenses of the Liberty Plan are paid by Liberty.

(2)   Description of the Liberty Plan

        The following description of the Liberty Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General

        The Liberty Plan is a defined contribution plan sponsored by Liberty, which enables participating employees of Liberty and its qualifying subsidiaries to receive an interest in Liberty and to receive benefits upon retirement. Employees of Liberty and its 80% or more owned subsidiaries who are at least 18 years of age and (i) have worked at least three consecutive months or (ii) have completed one year of service (as defined in the Liberty Plan document) are eligible to participate in the Liberty Plan.

Contributions

        Participants, other than employees of Ascent Media Group and its eligible subsidiaries, may make (i) pre-tax contributions to the Liberty Plan of up to 75% of their compensation, as defined or (ii) after-tax contributions up to 10% of their compensation. Liberty and its subsidiaries, other than Ascent Media Group, make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. Participants who are employees of Ascent Media Group may contribute up to 75% of their compensation, as defined, on a pre-tax basis or up to 15% of their compensation on an after-tax basis, to the Liberty Plan. Ascent Media Group may make matching contributions equal to $.50 for each $1.00 contributed by the participants up to a maximum match of 3% of eligible compensation. All participant contributions and employer matching contributions are subject to limitations as determined annually by the IRS. Employee pre-tax contributions and combined employee/employer contributions per participant were limited to $12,000 and $40,000, respectively, in 2003 and $11,000 and $40,000 respectively in 2002. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer. Through December 31, 2003, employer contributions were invested in the Liberty Media Stock Fund. Beginning January 1, 2004, participants who are fully vested in their employer contributions can direct the employer contributions to any investment in the Liberty Plan. Employer contributions for participants who are not fully vested continue to be invested in the Liberty Media Stock Fund only. Employee contributions may be invested in any investments in the Liberty Plan, including the Liberty Media Stock Fund. Liberty reserves the right to change the matching contribution amounts at any time.

Rollovers

        Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Liberty Plan provided that certain conditions are met.

Participant Loans

        Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1%. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant's account, and bear interest at rates ranging from 5% to 10.5% at December 31, 2003. Principal and interest are paid ratably through monthly payroll deductions.

Forfeitures

        Forfeitures of employer contributions (due to participants' termination prior to full vesting) are first used to pay Liberty Plan expenses, with any excess used to reduce Liberty's future matching contributions. Forfeitures aggregated approximately $274,000 and $216,000 during 2003 and 2002, respectively. Unused forfeitures aggregated approximately $787,000 and $398,000 at December 31, 2003 and 2002, respectively.

Investment Options

        As of December 31, 2003, the Liberty Plan has eighteen investment options including seventeen mutual funds and one unitized stock fund. The mutual funds are comprised of a money market mutual fund, two growth and income mutual funds, four growth mutual funds, two income mutual funds, a global growth mutual fund, an international growth mutual fund and six asset allocation funds based on target retirement dates. Plan participants may change investment options and contribution percentages on a daily basis.

Benefit Payments

        Distributions from the Liberty Plan may be made to a participant upon death, total disability, financial hardship or termination of employment. Distributions and other withdrawals are processed on a daily basis.

Vesting

        Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions, other than employer contributions transferred from other plans, as follows:

Years of service	Vesting percentage
Less than 1	0%
1 year	33%
2 years	66%
3 years	100%

        Employer matching contributions transferred from other plans vest according to the terms specified in the transferor plans.

Plan Termination

        Although Liberty has not expressed any intent to terminate the Liberty Plan, it may do so at any time, subject to the provisions of ERISA. The Liberty Plan provides for full and immediate vesting of all participant rights upon termination of the Liberty Plan.

(3)   Investments

        The fair value of individual investments that represent 5% or more of the Liberty Plan's net assets at December 31, 2003 and 2002 are as follows:

	Fair value at December 31,
Investment
	2003	2002
	amounts in thousands
Liberty Media Stock Fund	$54,078	35,396
Templeton Foreign A*	$6,490	—
Janus Worldwide*	$—	5,078
Fidelity Magellan	$22,676	18,981
Fidelity Equity Income	$9,367	6,200
Fidelity Investment Grade Bond	$7,047	7,160
Fidelity Retirement Money Market	$17,797	15,615

*
During the year ended December 31, 2003, the Liberty Plan committee removed the Janus Worldwide mutual fund as an investment option and replaced it with the Templeton Foreign A mutual fund.

(4)   Liberty Rights Offering

        During the fourth quarter of 2002, Liberty completed a rights offering pursuant to which existing shareholders, including the Liberty Plan and the Liberty Plan participants, received .04 transferable subscription rights to purchase shares of Liberty Series A common stock for each share of common stock held by them at the close of business on October 31, 2002. Liberty Plan participants could elect to exercise the rights attributable to the common stock in their accounts, or they could sell those rights through November 25, 2002. Because the rights were not "qualifying employer securities" under ERISA, the distribution of the rights to the Liberty Plan was a prohibited transaction under ERISA. Effective November 14, 2003, the Department of Labor issued a Prohibited Transaction Exemption with respect to the Liberty rights offering.

(5)   Subsequent Event

        Effective June 7, 2004, Liberty effected the spin off (the "Spin Off") of its international subsidiary, Liberty Media International, Inc. ("LMI"), by means of a distribution to Liberty's shareholders of all of the shares of common stock of LMI. Each Liberty shareholder, including the Liberty Media Stock Fund, received .05 shares of LMI common stock for each share of Liberty common stock held. In connection with the Spin Off, the Liberty Plan was amended to allow participants to invest in a unitized stock fund, which will hold LMI common stock.

Schedule 1

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer	Description of investment including par value	Fair value
		amounts in thousands
Liberty Media Corporation	Series A common stock, par value $.01 per share (historical cost basis—$40,842,000)	$54,078
Templeton	Templeton Foreign A	6,490
Spartan	Spartan 500 Index Fund	1,262
Pacific Investment Management Co.	PIMCO High Yield Fund—Administrative Class	641
Baron	Baron Growth	1,335
Fidelity	Fidelity Magellan	22,676
Fidelity	Fidelity Equity Income	9,367
Fidelity	Fidelity Investment Grade Bond	7,047
Fidelity	Fidelity Retirement Money Market	17,797
Fidelity	Fidelity Overseas	525
Fidelity	Fidelity Blue Chip Growth	1,022
Fidelity	Fidelity Low-Priced Stock	2,234
Fidelity	Fidelity Freedom Income	94
Fidelity	Fidelity Freedom 2000	167
Fidelity	Fidelity Freedom 2010	430
Fidelity	Fidelity Freedom 2020	787
Fidelity	Fidelity Freedom 2030	253
Fidelity	Fidelity Freedom 2040	49
Participant loans	Interest rates ranging from 5.00% to 10.5%	2,146

		$128,400

        All investments are held by Fidelity Management Trust Company, Inc., which is a party-in-interest. Liberty Media Corporation is the plan sponsor, which is a party-in-interest.

See accompanying report of independent registered public accounting firm.

Schedule 2

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule H, Line 4a—Schedule of Nonexempt Transactions

Year Ended December 31, 2003

Identity of party involved	Relationship to plan employer or other party-in-interest	Description of transactions including maturity date, rate of interest collateral, par or maturity value
Liberty Media 401(k) Savings Plan	Plan Sponsor	(1)

(1)
An unintentional delay by a subsidiary of Liberty in submitting certain 2003 employee contributions that were withheld from employee paychecks to the trustee of the Liberty Plan, in the aggregate amount of $1,171, resulted in a prohibited transaction under ERISA. The delinquent deposit was remitted to the trustee after the time permitted by Department of Labor regulations. In 2004, Liberty reimbursed the Liberty Plan $104 for lost earnings and interest on the late deposit, so that the prohibited transaction has been corrected.

See accompanying report of independent registered public accounting firm.

Schedule 3

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule H, Line 4j—Schedule of Reportable Transactions

Year Ended December 31, 2003

amounts in thousands

Identity of party involved	Description of asset	Purchase Price	Selling Price	Cost of Asset	Net gain or (loss)
Liberty Media Corporation*	Liberty Series A common stock, par value $.01 per share	$8,591	—	—	—

*
Denotes party-in-interest

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Shown below are the exhibits which are filed or furnished as a part of this Report—

        23—Consent of KPMG LLP

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  REQUIRED INFORMATION
SIGNATURE
Report of Independent Registered Public Accounting Firm
LIBERTY MEDIA 401(k) SAVINGS PLAN Statements of Net Assets Available for Participant Benefits December 31, 2003 and 2002
LIBERTY MEDIA 401(k) SAVINGS PLAN Statement of Changes in Net Assets Available for Participant Benefits Year ended December 31, 2003
LIBERTY MEDIA 401(k) SAVINGS PLAN Statement of Changes in Net Assets Available for Participant Benefits Year ended December 31, 2002
LIBERTY MEDIA 401(k) SAVINGS PLAN Notes to Financial Statements December 31, 2003 and 2002
LIBERTY MEDIA 401(k) SAVINGS PLAN Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2003
LIBERTY MEDIA 401(k) SAVINGS PLAN Schedule H, Line 4a—Schedule of Nonexempt Transactions Year Ended December 31, 2003
LIBERTY MEDIA 401(k) SAVINGS PLAN Schedule H, Line 4j—Schedule of Reportable Transactions Year Ended December 31, 2003 amounts in thousands
EXHIBIT INDEX